FEDERATED INSURANCE SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 24, 2015

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Office of Insurance Products

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INSURANCE SERIES (the “Trust”)

Federated Managed Tail Risk Fund II

Primary Shares

Service Shares

Federated Managed Volatility Fund II (the “Fund”)

1933 Act File No. 33-69268

1940 Act File No. 811-8042

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to your February 27, 20145 comments on its Rule 485(a) Post-Effective Amendment No. 70 and Amendment No.71, with respect to the Fund, submitted via EDGAR on January 31, 2015.

1. Fee Table: Remove the 1st footnote as it is not permitted by Form N-1A.

RESPONSE: The Fund respectfully declines to make any changes in response to this comment. The Fund believes that this footnote disclosure is consistent with the requirements of Instruction 3(d)(i) to Item 3 of Form N-1A. Specifically, the instruction directs funds to “[b]ase the percentages of ‘Annual Fund Operating Expenses’ on amounts incurred during the Fund’s most recent fiscal year, but include in expenses amounts that would have been incurred absent expense reimbursement or fee waiver arrangements.” In the case of an approved, but dormant, fee the Fund would accordingly include in the fee table only those amounts actually incurred and provide a footnote that indicates the maximum allowable fee but that such fee will not be incurred or charged until approved by the Fund’s Board of Trustees. Supplementally, the Fund notes that this footnote was added in 2013 via Rule 485(a) filings for a number of Federated Funds and in 2014 for this Fund and was not objected to by the SEC Staff.

2. Fee Table: Footnote #2 is confusing with respect to the termination date language. Because the waiver must run 1 year from the effective date, how could the termination date be anything but May 1, 2016? Please consider clarifying this footnote.

RESPONSE: The Fund notes that this footnote is generally used by funds in the Federated fund complex that have contractual expense limitation agreements. In addition, the Fund believes that the footnote is consistent with the requirements of Form N-1A. Therefore, in order to achieve uniformity of disclosure across all of the relevant Federated funds, the Fund respectfully declines to make any changes in response to this comment.

3. Portfolio Turnover: Please remove/revise the sentence with the language related to higher taxes. Tax issues are not usually referenced/applicable to VA funds.

RESPONSE: The Fund will make the requested change. The Fund will revise the paragraph regarding portfolio turnover in the Summary Prospectus to read as follows:

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was XX% of the average value of its portfolio.

4. Summary ETF Risk: There does not appear to be a principal strategy element related to this risk.

RESPONSE: The Fund will make the requested change. The Fund will add the following sentence:

The Fund may invest in exchange-traded funds (ETFs) as an efficient means of carrying out its investment strategies.

5. AATRT: Please move the footnotes up and add them in narrative form before the table. Also, please explain in the narrative which is the primary index and which is the secondary index.

RESPONSE: The Fund respectfully declines to make any changes in response to these comments. Supplementally, the Fund notes that the Standard & Poor’s 500 Index is shown as the Fund’s primary index, pursuant to Item 4.(b)(2)(iii) of Form N-1A, as it is a broad-based securities market index. The Blended Index and the Russell 1000 Value Index are shown as supplemental indices pursuant to Instruction 2.(b) to Item 4 of Form N-1A. The Fund believes that it is clear to investors from the footnote disclosure that the Standard & Poor’s 500 Index is the primary benchmark, whereas the Russell 1000 Value Index and the Blended Index are shown supplementally. Finally, the Fund notes that it does not believe that Form N-1A requires a registrant to state in the prospectus which benchmark index is the broad-based securities market index and which benchmark index is shown supplementally.

Supplementally, in response to your comment regarding the footnotes following the average annual total return table, Federated believes that including a description of the broad-based index is consistent with, and actually furthers, the Commission’s intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the Fund's returns with those of the broad-based index and the additional index/average and to the differences between the broad-based index and any additional index/average. This is particularly the case when the Fund includes additional comparisons. It is unlikely that an investor will be sufficiently familiar with the characteristics of any given index or average to understand its import and relevance, and investors might well be expected to disregard information they do not understand. If the Fund were to omit a description of the broad-based index and yet include descriptions of only the additional indexes/averages, Federated fears that would lead investors to disregard the broad-based index comparison and focus on the other comparisons (which they would be in a better position to understand). The Registrant also believes that including descriptions of both the broad-based index and additional indexes/averages, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A. This approach also is consistent with the language used by Federated on its retail mutual fund products and has been addressed in correspondence filings submitted to the Commission after discussion with Keith O’Connell, Federated’s Commission examiner for the remainder of the Federated Fund Family (See correspondence filing for Federated Income Securities Trust dated January 22, 2010). Federated believes that consistent disclosure across all funds promotes the Commission’s objective of consistent disclosure.

6. Please make sure that all security types, listed in the statutory strategy are referenced in the summary strategy.

RESPONSE: We have analyzed the principal investment strategies sections in the Summary and Statutory sections of the prospectus against the risks stated in the Summary and Statutory sections of the prospectus and have concluded that the risk disclosures continue to be appropriate.

We note that the Fund’s principal investment strategies are broad in nature, due to the fact that the Fund seeks to achieve high current income and moderate capital appreciation by investing in both equity and fixed-income securities that have high income potential. Each of the risks so included is based upon the risks associated with the investments described in the Fund’s principal investment strategies, though they may not necessarily each be mentioned specifically. This risk disclosure addresses both the specific risks of certain identified investments - but also risks associated with the Fund’s overall investment strategy. In this regard, investors have a more fulsome understanding of the overall risks associated with an investment in the Fund.

7. FIHIs: Please add a statement stating that the total returns do not reflect the changes and expenses of a variable annuity or variable life insurance contract and that if those changes or expenses had been included, then the returns would be lower.

RESPONSE: The Fund will make the requested change. The Fund will revise the introductory paragraph to the Financial Highlights by adding the bracketed disclosure as follows:

The Financial Highlights will help you understand the Fund’s financial performance for its past five fiscal years. Some of the information is presented on a per Share basis. Total returns represent the rate an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of any dividends and capital gains. [The total return information shown in the Financial Highlights tables does not reflect the fees and expenses of any separate account that may use the Fund as its underlying investment medium or of any variable insurance contract that may be funded in such a separate account. If these fees and expenses were included, the total return figures for all periods shown would be reduced.]

8. Appendix A: Please make sure the expense ratio is consistent with the expense ratio in the fee table.

RESPONSE: The Fund will confirm that the expense ratio in the “Appendix A: Hypothetical Investment and Expense Information” is consistent with the gross expense ratio in the Annual Fund Operating Expenses Table.

Comments on IFMTR Prospectus.

9. Fee Table: Remove the 1st and 2nd footnote as it is not permitted by Form N-1A.

RESPONSE: The Fund respectfully declines to make any changes in response to this comment. The Fund believes that this footnote disclosure is consistent with the requirements of Instruction 3(d)(i) to Item 3 of Form N-1A. Specifically, the instruction directs funds to “[b]ase the percentages of ‘Annual Fund Operating Expenses’ on amounts incurred during the Fund’s most recent fiscal year, but include in expenses amounts that would have been incurred absent expense reimbursement or fee waiver arrangements.” In the case of an approved, but dormant, fee the Fund would accordingly include in the fee table only those amounts actually incurred and provide a footnote that indicates the maximum allowable fee but that such fee will not be incurred or charged until approved by the Fund’s Board of Trustees. Supplementally, the Fund notes that this footnote was added in 2013 via Rule 485(a) filings for a number of Federated Funds and in 2014 for this Fund and was not objected to by the SEC Staff.

10. Fee Table: Footnote #3 is confusing with respect to the termination date language. Because the waiver must run 1 year from the effective date, how could the termination date be anything but May 1, 2016? Please consider clarifying this footnote.

RESPONSE: The Fund notes that this footnote is generally used by funds in the Federated fund complex that have contractual expense limitation agreements. In addition, the Fund believes that the footnote is consistent with the requirements of Form N-1A. Therefore, in order to achieve uniformity of disclosure across all of the relevant Federated funds, the Fund respectfully declines to make any changes in response to this comment.

11. Portfolio Turnover: Please remove/revise the sentence with the language related to higher taxes. Tax issues are not usually referenced/applicable to VA funds.

RESPONSE: The Fund will make the requested change. The Fund will revise the paragraph regarding portfolio turnover in the Summary Prospectus to read as follows:

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was XX% of the average value of its portfolio.

12. Summary Strategy: Please explain the concept of “tail risk” and how it relates to the Fund’s strategy.

RESPONSE: The Fund will make the requested change. The Fund will revise the first paragraph under the heading “What are the Fund’s Main Investment Strategies” in the Summary Prospectus and the first paragraph under the heading “What are the Fund’s Investment Strategies” in the Statutory Prospectus by adding the bracketed disclosure as follows:

Under normal market conditions, the Fund seeks to achieve a diversified mix of investment exposure to various asset classes by investing in various affiliated and unaffiliated underlying mutual funds, ETFs and other affiliated funds that are not offered to the public (“Underlying Funds”), and utilizing a volatility overlay strategy [to attempt to manage the risk of a significant negative movement in the value of the Fund’s portfolio (commonly referred to as tail risk)]. The Fund may also invest in securities or other investments directly. The asset classes in which the Fund will invest include both fixed income and equity but it is anticipated that the Fund will, in an effort to maximize return, have a greater exposure to equity investments.

Supplementally, the Fund notes that “tail risk” has come to signify any big downward move in a portfolio’s value.

The Fund defines “tail risk” as a higher-than-expected risk of an investment moving more than approximately one to two standard deviations away from the mean.

13. Small and Mid-Cap Company Risk: Is there a strategy that relates to this risk?

RESPONSE: The Fund respectfully declines to make any change in response to this comment. Supplementally, the Fund notes that it may invest in equity securities of issuers of any market capitalization. Therefore, the Fund has included disclosures relating to the risks of investing in small, medium, and large capitalization companies.

14. Risk of Loss after Redemption: Please explain and clarify this risk.

RESPONSE: The Fund will make the requested change. The “Risk of Loss after Redemption” will be revised to read as follows:

“The underlying funds in which the Fund invests may cause the Fund to experience delays from the time it requests a redemption to the time that such redemption is processed. The Fund bears the risk of investment loss during the period between when it requests a redemption and when the net asset value of the underlying fund is determined for purposes of payment of the redeemed shares.”

15. AATRT: Please move the footnotes up and add them in narrative form before the table. Also explain the reason for the change in the blended index. Please show the old and the new blended index for 1 full year.

RESPONSE: The Fund respectfully declines to make any changes in response to this comment. Supplementally, in response to your comment regarding the footnotes following the average annual total return table, Federated believes that including a description of the broad-based index is consistent with, and actually furthers, the Commission’s intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the Fund's returns with those of the broad-based index and the additional index/average and to the differences between the broad-based index and any additional index/average. This is particularly the case when the Fund includes additional comparisons. It is unlikely that an investor will be sufficiently familiar with the characteristics of any given index or average to understand its import and relevance, and investors might well be expected to disregard information they do not understand. If the Fund were to omit a description of the broad-based index and yet include descriptions of only the additional indexes/averages, Federated fears that would lead investors to disregard the broad-based index comparison and focus on the other comparisons (which they would be in a better position to understand). The Registrant also believes that including descriptions of both the broad-based index and additional indexes/averages, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A. This approach also is consistent with the language used by Federated on its retail mutual fund products and has been addressed in correspondence filings submitted to the Commission after discussion with Keith O’Connell, Federated’s Commission examiner for the remainder of the Federated Fund Family (See correspondence filing for Federated Income Securities Trust dated January 22, 2010). Federated believes that consistent disclosure across all funds promotes the Commission’s objective of consistent disclosure.

Supplementally, the Fund notes that the Standard & Poor’s 500 Index is shown as the Fund’s primary index, pursuant to Item 4.(b)(2)(iii) of Form N-1A, as it is a broad-based securities market index. The Blended Index is shown as a supplemental index pursuant to Instruction 2.(b) to Item 4 of Form N-1A. The Fund does not believe it is a requirement of Form N-1A to explain why the Fund has changed its supplemental benchmark or to continue to include the performance of the old supplemental benchmark for a period of one year.

16. FIHIs: Please add a statement stating that the total returns do not reflect the changes and expenses of a variable annuity or variable life insurance contract and that if those changes or expenses had been included, then the returns would be lower.

RESPONSE: The Fund will make the requested change. The Fund will revise the introductory paragraph to the Financial Highlights by adding the bracketed disclosure as follows:

The Financial Highlights will help you understand the Fund’s financial performance for its past five fiscal years. Some of the information is presented on a per Share basis. Total returns represent the rate an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of any dividends and capital gains. [The total return information shown in the Financial Highlights tables does not reflect the fees and expenses of any separate account that may use the Fund as its underlying investment medium or of any variable insurance contract that may be funded in such a separate account. If these fees and expenses were included, the total return figures for all periods shown would be reduced.]

IFMVF & IFMTR SAIs

17. Investment Limitations: Borrowing Money~~ please explain that the maximum borrowing allowed by the 1940 Act. This can be explained after the fundamental limitations.

RESPONSE: The Fund will make the requested change. The Fund will add the following disclosure to the SAI immediately after the list of the Fund’s investment limitations under “Additional Information.”:

Borrowing

The 1940 Act permits the Fund to borrow money in amounts of up to one-third of its total assets, at the time of borrowing, from banks for any purpose (the Fund’s total assets include the amounts being borrowed). To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings, not including borrowings for temporary purposes in an amount not exceeding 5% of the value of its total assets. “Asset coverage” means the ratio that the value of the Fund's total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.

18. Investment Limitations: Illiquid securities~~It is not clear that this is not limited to the time of purchase. Please clarify.

RESPONSE: The Fund respectfully declines to make any changes in response to this comment. Supplementally, the Fund notes that it does not believe that Form N-1A requires the Fund to disclose that the limitation on the Fund’s investment in illiquid securities is not limited to the time of purchase. In addition, the Fund notes that other registrants also do not disclose whether restrictions on investments in illiquid securities are not limited to the time of purchase.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724) 720-8838 or Trayne Wheeler at (617) 951-9068.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

/s/ Trayne S. Wheeler

Trayne S. Wheeler

K&L Gates LLP

TITLE: Partner